DELL INC.
One Dell Way
Round Rock, Texas 78682
(512) 338-4400
October 14, 2008
VIA EDGAR TRANSMISSION
Memorandum
     for
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Dell Inc. Registration Statement on Form S-4 Filed September 11, 2008 File No. 333-153440
     This memorandum sets forth the responses of Dell Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 7, 2008 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-4 (File No. 333-153440) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
General
1.	It appears that you are registering the new notes in reliance on the position of the staff of the Division of Corporation Finance enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position in such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company hereby confirms that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC

No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). In addition, the Company hereby represents as follows:
     A. The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     B. Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the new notes (as defined the in Registration Statement).
     C. The Company (i) will make each person participating in the exchange offer aware (through the prospectus for the exchange offer or otherwise) that any broker-dealer who holds old notes (as defined in the Registration Statement) acquired for its own account as a result of market-making activities or other trading activities, and who receives new notes in exchange for such old notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in A. above in connection with any resale of such new notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the new notes and (y) if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

2.	You disclose that the offer will be open for at least 30 days. However, in certain circumstances, 30 days could amount to less than 20 full business days. Furthermore, as currently represented, the offer could be open for less than 20 full business days due to the stated expiration time of 5:00 p.m. rather than midnight on what ultimately may be the twentieth full business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response:

The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.
Summary
The Exchange Offer
Conditions to the Exchange Offer, page 2
3.	We note your disclosure that you will not be required to accept old notes for exchange “if any legal action has been instituted or threatened.” A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied. We note also that the section of your prospectus entitled “Conditions to the Exchange Offer” beginning on page 15 does not appear to include a discussion of the above-referenced condition relating to instituted or threatened legal action. Please ensure that the “Conditions to the Exchange Offer” section discloses all material conditions to the exchange offer.

Response:

The Registration Statement has been revised as requested. Please see pages 2 and 15 of Amendment No. 1.
Acceptance of Old Notes and Delivery of New Notes, page 3
4.	You state that you will deliver the new notes “promptly after the expiration date and acceptance of the old notes for exchange.” Please revise to state that you will issue the new notes promptly after the expiration date rather than after acceptance of the old notes. See Rule 14e-1(c) under the Exchange Act.

Response:

The Registration Statement has been revised as requested. Please see pages 3 and 14 of Amendment No. 1.
Exchange Offer
Extensions, Delays in Acceptance, Termination or Amendment, page 14
5.	You reserve the right “to delay accepting for exchange any old notes.” Confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

The Company confirms that any such delay will be consistent with Rule 14e-1(c).
Procedures for Tendering
Return of Old Notes Not Accepted or Exchanged, page 16
6.	We note the disclosure at the top of page 17 indicating that you will return old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) under the Exchange Act requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similar language appears in the form of Letter of Transmittal attached as Exhibit 99.1 to you registration statement.

Response:

We have revised the Registration Statement and the Letter of Transmittal attached as Exhibit 99.1 to the Registration Statement as requested. Please see pages 15, 16 and 17 of Amendment No. 1 and pages 5 and 9 of Exhibit 99.1 filed with Amendment No. 1.
Part II
Item 22. Undertakings, page II-5
7.	Depending on whether you are relying on Rule 430B or are subject to Rule 430C, in each case under the Securities Act of 1933, with respect to this transaction, please include the appropriate corresponding undertakings required by Item 512(a)(5) of Regulation S-K.

Response:

The Registration Statement has been revised as requested. Please see page II-5 of Amendment No. 1.

8.	We note that your registration statement includes the undertaking called for by Item 512(b) of Regulation S-K. It does not appear, however, that your registration statement incorporates by reference any subsequent Exchange Act filings. Please revise your undertakings accordingly, or advise.

Response:

The Registration Statement has been revised to remove the undertaking called for by Item 512(b) of Regulation S-K. Please see page II-6 of Amendment No. 1.
Exhibit 99.1
9.	The letter of transmittal should not include language that may act as a disclaimer or waiver of rights. Accordingly, please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read,” “reviewed,” or “understands” all of the terms of the exchange offer. For example, the following sentence on page 2 of the letter should be revised to remove the requirement that the holder acknowledge review of the subject materials: “The undersigned hereby acknowledges receipt and review of the prospectus dated , 2008 (the ‘Prospectus’), of the Issuer and this letter of transmittal (the ‘Letter of Transmittal’).”

Response:

The Letter of Transmittal attached as Exhibit 99.1 to the Registration Statement has been revised as requested. Please see page 2 of Exhibit 99.1 and page 3 of Exhibit 99.3 filed with Amendment No. 1.
*     *     *     *
     If you have any questions or comments regarding this memorandum, please contact Lawrence P. Tu, our General Counsel and Secretary, at (512) 338-4400 or Douglass M. Rayburn of Baker Botts L.L.P. at (214) 953-6634.
Dell Inc.

cc:	Lawrence P. Tu Scott Depta Dell Inc.	/s/ JANET B. WRIGHT Janet B. Wright Director — Corporate Legal and Assistant Secretary

Douglass M. Rayburn Baker Botts L.L.P.